

October 4, 2023

Bryan R. McKeag
Chief Financial Officer
Heartland Financial USA, Inc.
1800 Larimer Street
Suite 1800
Denver, Colorado 80202

      Re: Heartland Financial USA, Inc.
           Form 10-Q for Quarterly Period Ended June 30, 2023
           Filed August 4, 2023
           File No. 001-15393

Dear Bryan R. McKeag:

      We have conducted a limited review of your quarterly report and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Quarterly Period Ended June 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Reconciliations

1.   We note your presentation of a non-GAAP measure adjusted tangible common equity ("Adjusted TCE"), which excludes the impact of accumulated other comprehensive income (loss) ("AOCI"). Further, we note your disclosure that the measure is considered to be a critical metric to analyze and evaluate financial condition and capital strength excluding the variability of accumulated other comprehensive income (loss). Please address the following:
- Tell us and revise your disclosures, in future filings, to more fully explain what the measure represents and how it is used to analyze and evaluate financial condition and capital strength.
- Tell us how you determined the adjustment to exclude accumulated other comprehensive income (loss) is appropriate, including your consideration of whether

the adjustment relates to normal, recurring activities of the Company or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

- Tell us whether you will continue to present this measure and adjustment during periods where there is an accumulated other comprehensive gain rather than a loss, which would result in a reduction to your Adjusted TCE. Refer to Question 100.03 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
- Tell us how you concluded it was appropriate to not also add back the impact of AOCI to the denominator (total tangible assets) so that both the numerator and denominator would be calculated on a consistent basis.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance